UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

(Amendment No. 2)

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes, Jr.

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Alan Perkins, Esq.

Evan Stone, Esq.
Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of SL Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Handy & Harman Ltd., a Delaware corporation (“H&H”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO filed by H&H, AcquisitionCo and Acquisition Sub with the United States Securities and Exchange Commission  on April 21, 2016, for Acquisition Sub to purchase all of the outstanding shares of the Company’s common stock, $.20 per value per share, at a purchase price of $40.00 per share, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.         Past Contracts, Transactions, Negotiations and Agreements

The second paragraph of Item 3 of the Schedule 14D-9 under the subheading “Merger Agreement” is hereby amended and restated in its entirety as follows:

“The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, H&H, AcquisitionCo, Acquisition Sub or their respective subsidiaries or affiliates or stockholders. The Merger Agreement contains representations, warranties and covenants that were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any description thereof herein, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of the Company, H&H, AcquisitionCo or Acquisition Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or H&H. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company or H&H and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.”

Item 4.         The Solicitation or Recommendation

Under the subheading “Background and Reasons for the Board Determination” of Item 4 of the Schedule 14D-9, the paragraph beginning with “On June 22, 2015…” is hereby amended and restated in its entirety as follows:

“On June 22, 2015, the Special Committee delivered a written response to H&H, through Olshan, confirming that the Initial H&H Proposal had been received and that the Special Committee would respond to H&H following its review of the Initial H&H Proposal.  The Special Committee subsequently met telephonically to discuss a communication received by a third party financial buyer that had participated in the 2014 process and submitted one of the three bids that were received prior to termination of that process.  The third party expressed disappointment that it had submitted a bid that was close to the level of the Initial H&H Proposal and that the process had been terminated.  See page 14 of this Schedule for further information regarding why the process was terminated and the factors considered by the Mergers and Acquisitions Committee in making such determination.”

Under the subheading “The Special Committee, Reasons for its Determinations” of Item 4 of the Schedule 14D-9, the penultimate paragraph of the section is hereby amended and restated in its entirety as follows:

“In analyzing the Offer and the Merger and reaching its determination as to the fairness of the Merger Agreement Transactions to the unaffiliated stockholders, the Special Committee considered, among other factors, the financial analyses reviewed and discussed with the Special Committee by Houlihan Lokey summarized in Item 4 of this Schedule — Opinion of Houlihan Lokey, Financial Advisor to the Special Committee — below. In considering such financial analyses, the Special Committee took into account the occurrence of a subsequent downward adjustment by the Company’s management to its internal forecasts relative to the Projections (as further described on page 44 of this Schedule) relied on by Houlihan Lokey for purposes of its analyses and opinion to the Special Committee. Because the financial metrics utilized by Houlihan Lokey include certain variations relative to the Company’s published guidance and because such downward adjustments were not material relative to the Projections and would be expected to result in more conservative (lower) equity values for the Company in respect of the applicable analyses conducted by Houlihan Lokey in any event, the Special Committee did not believe the subsequent adjustment to management’s internal forecasts affected its ability to rely on Houlihan Lokey’s opinion.  The Special Committee considers the Company to be a viable going concern business and the trading history of the Shares to generally be an indication of its going concern value.  In addition, the Special Committee did not consider the liquidation value of the Company relevant to a determination as to whether the Offer and the Merger are fair to the unaffiliated stockholders because the Special Committee believes the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Further, the Special Committee did not consider net book value a material indicator of the value of the Company because it believes that net book value is not a material indicator of the value of the Company as a going concern but rather is reflective of historical costs and because net book value does not take into account the prospects of the Company, market conditions, trends in the industry in which the Company operates or the business risks inherent in the industry. The Company’s net book value per Share was $19.44 as of December 31, 2015, which is substantially below the per Share Offer Price and Merger consideration. As part of its consideration of the H&H transaction, the Special Committee also considered other strategic alternatives, including the possible divestiture of divisions of the Company to independent buyers and an acquisition of a third party by the Company. The Special Committee considered the fact that the Company had repurchased Shares in certain cases at prices approximately equal to or above the Offer Price in the first and second quarter of 2015.  However, the Special Committee did not consider the Company’s repurchases of Shares to be material to its determinations since such repurchases occurred approximately one year or more prior to entering into the Merger Agreement and prior to negative changes in the Company’s performance and outlook subsequent to such repurchases. Except as set forth above, the Company is not aware of any firm offers by any person other than H&H during the past two years with respect to a business combination or change in control transaction.”

Under the subheading “Unaudited Projections” of Item 4 of the Schedule 14D-9, the sixth paragraph of the section is hereby amended and restated in its entirety as follows:

“Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. Neither the Company, nor any of its affiliates, advisors, officers, directors or representatives, can give any assurance that actual results will not differ from the Projections, and, except as otherwise required by law (including Rule 14d-9(c) of the Exchange Act), none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The

Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law (including Rule 14d-9(c) of the Exchange Act). Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or other persons regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representations or warranties to H&H, in the Merger Agreement or otherwise, concerning the Projections.”

Item 8.         Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the subsection entitled “Book Value and Ratio of Earnings to Fixed Charges” as set forth below:

“Book Value and Ratio of Earnings to Fixed Charges

The Company’s net book value per Share as of March 31, 2015 was $19.71. The Company’s ratio of earnings to fixed charges for the past two years and the quarter ended March 31, 2016, and the calculation thereof, is set forth below:

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2016	FY 2015	FY 2014
Earnings:
Income from continuing operations before income taxes	$3,212,000	$18,037,000	$21,223,000
(Gain)/loss from equity investees (1)	—	—	—
Fixed charges	75,000	187,000	62,000
Total of earnings plus fixed charges	$3,287,000	$18,224,000	$18,224,000

Fixed Charges:
Interest expense	$57,000	$123,000	$27,000
Interest expense incurred on uncertain tax positions	18,000	64,000	35,000
Estimated interest portion of rental expense (2)	—	—	—
Total fixed charges	$75,000	$187,000	$62,000
Ratio of earnings to fixed charges (3)	$44	$97	$343

(1)                                 The Company has no equity investees.

(2)                                 The Company has no capital leases.

(3)                                 The Company calculates the ratio of “earnings to fixed charges” by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), and interest expense incurred on uncertain tax positions (TP), by interest expense (I) and  interest expense incurred on uncertain tax positions (TP). The formula for this calculation is: (BT+I+TP)/(I+TP). The estimated interest portion of rental expense is zero since the Company has no capital leases.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the subsection set forth below immediately after the subsection entitled “Book Value and Ratio of Earnings to Fixed Charges.”

“Income Per Share from Continuing Operations and Net Income Per Share

	Three Months Ended March 31, 2016 (unaudited)	FY 2015	FY 2014
Net sales	$49,495,000	$199,862,000	$204,417,000
Cost and expenses:
Cost of products sold	32,514,000	133,132,000	138,794,000
Engineering and product development	2,772,000	9,920,000	11,041,000
Selling, general and administrative	9,696,000	34,869,000	32,337,000
Depreciation and amortization	1,280,000	3,719,000	2,220,000
Restructuring charges	—	236,000	463,000
Goodwill impairment	—	—	—
Total cost and expenses	46,262,000	181,876,000	184,855,000
Income from operations	3,233,000	17,986,000	19,562,000
Other income (expense):
Amortization of deferred financing costs	(71,000)	(191,000)	(94,000)
Interest income	2,000	25,000	13,000
Interest expense	(57,000)	(123,000)	(27,000)
Other gain (loss), net	105,000	340,000	1,769,000)
Income from continuing operations before income taxes	3,212,000	18,037,000	21,223,000
Income tax provision	1,105,000	5,639,000	7,043,000
Income from continuing operations	2,107,000	12,398,000	14,180,000
(Loss) income from discontinued operations, net of tax	(511,000)	(1,700,000)	4,715,000
Net income	$1,596,000	$10,698,000	$18,895,000
Basic net income (loss) per common share
Income from continuing operations	$0.53	$3.10	$3.43
(Loss) income from discontinued operations, net of tax	(0.13)	(0.43)	1.14
Net income	$0.40	$2.67	$4.57
Diluted net income (loss) per common share
Income from continuing operations	$0.53	$3.07	$3.39
(Loss) income from discontinued operations, net of tax	(0.13)	(0.42)	1.12
Net income	$0.40	$2.65	$4.51
Shares used in computing basic net income (loss) per common share	3,963,000	4,001,000	4,139,000
Shares used in computing diluted net income (loss) per common share	3,989,000	4,041,000	4,187,000

Selected Balance Sheet Items: Assets and Liabilities

	Three Months Ended March 31, 2016 (unaudited)	FY 2015	FY 2014
ASSETS
Current assets:
Cash and cash equivalents	$5,289,000	$10,977,000	$31,950,000
Receivables, net	33,907,000	32,470,000	33,966,000
Inventories, net	24,370,000	23,722,000	23,597,000
Other current assets	6,815,000	5,946,000	4,751,000
Deferred income taxes, net	4,161,000	4,145,000	6,105,000

Total current assets	74,542,000	77,260,000	100,369,000

Property, plant and equipment, net	18,222,000	18,166,000	8,070,000
Deferred income taxes, net	2,094,000	1,949,000	5,496,000
Goodwill	18,771,000	19,004,000	13,072,000
Other intangible assets, net	15,675,000	16,473,000	3,788,000
Other assets and deferred charges, net	965,000	1,068,000	981,000

Total assets	$130,269,000	$133,920,000	$131,776,000

LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term debt	$11,500,000	$13,500,000	$—
Accounts payable	19,857,000	20,519,000	19,285,000
Accrued income taxes	—	—	3,618,000
Accrued liabilities:
Payroll and related costs	4,494,000	4,976,000	4,880,000
Other	10,454,000	11,652,000	16,466,000

Total current liabilities	46,305,000	50,647,000	44,249,000

Deferred compensation and supplemental retirement benefits	1,175,000	1,180,000	1,427,000
Other long-term liabilities	4,557,000	5,090,000	8,779,000

Total liabilities	52,037,000	56,917,000	54,455,000

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	—	—	—
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,496,000 and 6,656,000 shares, respectively	1,299,000	1,299,000	1,331,000
Capital in excess of par value	16,935,000	16,800,000	22,747,000
Retained earnings	91,709,000	90,113,000	79,415,000
Accumulated other comprehensive (loss), net of tax	(3,097,000)	(2,491,000)	(638,000)
Treasury stock at cost, 2,535,000 and 2,512,000 shares, respectively	(28,614,000)	(28,718,000)	(25,534,000)

Total shareholders’ equity	78,232,000	77,003,000	77,321,000

Total liabilities and shareholders’ equity	$130,269,000	$133,920,000	$131,776,000 ”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
Name:	William T. Fejes, Jr.
Title:	Chief Executive Officer and President

Dated:	May 11, 2016